April 24, 2006

GOLDBELT INCREASES MEASURED RESOURCE BY 53% AND ANNOUNCES UPCOMING DRILL PROGRAM

Goldbelt Resources Ltd. (TSX-V: GLD) is pleased to announce an updated and re-categorized resource estimate prepared in accordance with NI 43-101.

A revised estimate of the Inata resources was prepared by RSG Global based on extension diamond drilling results and 1,500 new density measurements. RSG Global s resource estimate has resulted in an increase in Measured resources of approximately 53% for ounces of gold and 78% for resource tonnes. The total Measured and Indicated at Inata was increased by 15,000oz to 948,000oz of gold. The total Inata trend resource is now 1,138,000oz of gold.

Results were as follows:

Belahouro Resources
Resource Categories @ 0.5 g/t
	Measured			Indicated			Measured & Indicated			Inferred
Deposit	Tonnage	Au	ozs	Tonnage	Au	ozs	Tonnage	Au	ozs	Tonnage	Au	ozs
	(Kt)	g/t		(Kt)	g/t		(Kt)	g/t		(Kt)	g/t
INATA TREND
Inata	2,480	2.6	203,000	12,544	1.8	718,000	15,024	1.9	921,000	3,567	1.4	165,000
Sayouba										144	2.4	11,000
Minfo				622	1.3	27,000	622	1.3	27,000	347	1.2	14,000
Total	2,480	2.6	203,000	13,166	1.8	745,000	15,646	1.9	948,000	4,058	1.5	190,000

Historical resources for the Souma and Fete Kole areas have not changed and are outlined below.

Historical Resources
Resource Categories @ 0.5 g/t
	Measured			Indicated			Measured & Indicated			Inferred
Deposit	Tonnage	Au		Tonnage	Au		Tonnage	Au		Tonnage	Au
	(Kt)	g/t	ozs	(Kt)	g/t	ozs	(Kt)	g/t	ozs	(Kt)	g/t	ozs
SOUMA TREND
BSF 1										463	3.0	44,600
BSF 16										170	2.0	10,900
FETE KOLE TREND
Fete Kole										4,636	2.7	402,000
Historical Resources Total										5,269	2.7	457,500

Collin Ellison, President and CEO, said Goldbelt is undertaking a 35,000m drill program in 2006, which is due to start in the beginning of May. The focus will be on continuing expansion and definition of the resources at Inata and developing further resources within the Belahouro mining district, namely at the

Fete Kole and Souma areas. The expanded Inata resource base will form the nucleus of the Inata feasibility study, which is to be completed in Q4, 2006.

The Belahouro exploration drilling will focus on targets identified by previous exploration programs and by recent rock chip and grab samples taken from Gassel Garafo (Belahouro).

Collin Ellison, President and CEO, is the qualified person and has reviewed the results, sampling procedures and data contained in this release. For further details, please visit the Company s website at www.goldbeltresources.com or contact Laura Sandilands, Investor Relations, at (416) 364-0557 or by email to lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per: "Collin Ellison"

Collin Ellison, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.

The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.